SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 October, 2010

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 22 October, 2010 re: Director/PDMR Shareholding

Group Secretariat
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN

22 October 2010

Lloyds Banking Group plc (the "Company")

Notification of transaction by persons discharging managerial responsibilities

The company was notified on 21 October 2010, that on 20 October, shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 0.7125 pence per ordinary share, for the under mentioned individuals, under the Lloyds Banking Group Share Incentive Plan, as follows:

Name of individual	Partnership	Matching
Mr J E Daniels	176	42
Mr A G Kane	176	42
Ms A S Risley	176	42
Mrs C F Sergeant	176	42
Mr G T Tate	175	42
Mr T J W Tookey	176	42
Mrs H A Weir	176	42

The notification relates to a transaction notified to Lloyds Banking Group plc by the company's registrar, which handles administrative arrangements relating to the Lloyds Banking Group Share Incentive Plan, in accordance with paragraph 3.1.4 (1)(a) of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Lloyds Banking Group plc is registered in Scotland no. 95000
Registered Office: The Mound, Edinburgh EH1 1YZ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  22 October, 2010